Exhibit 3.1

AMENDMENT

TO The

AMENDED and RESTATED bylaws

OF

VYANT BIO, Inc.

This Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”), of Vyant Bio, Inc., a Delaware corporation (the “Corporation”), has been adopted and approved by the Board of Directors of the Corporation on December 16, 2022 and is effective as of December 16, 2022. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Bylaws.

1.	Section 1.5 of the Bylaws is hereby deleted in its entirety and replaced with the following:

Section 1.5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of one third of the voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any subsidiary of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.